
Mail Stop 4546

February 23, 2017

Via E-mail
Lawrence E. Bullock
Chief Financial Officer
14193 NW 119TH Terrace
Suite 10
Alachua, Florida 32615

    Re: Applied Genetics Technology Corporation
          Form 10-K for Fiscal Year Ended June 30, 2016
          Filed September 12, 2016
          File No. 001-36370

Dear Mr. Bullock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations-Research and Development Expense, page 80

1. Please provide us total R&D costs incurred for the period disaggregated by each major product candidate.

Notes to Financial Statements
(7) Collaboration with Biogen, page 103

2. As it relates to the potential future milestone payments to be received as part of your license agreement with Biogen please provide us information required by ASC 605-28-50-2(b) through 50-2(d) for each milestone.

3. You state that under the collaboration agreement you will conduct all development activities through regulatory approval in the United States for the XLRS program. As it appears that

the XLRS program is in Phase 1, please tell us why recognition of the up-front payment over a 2 to 3 year period is appropriate.

Exhibit 31

4. Please amend your filing to revise your certifications to include reference to internal controls in paragraph 4 pursuant to Rule 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg, Staff Accountant, at 202-551-2339 or Mary Mast, Senior Staff Accountant, at 202-551-3613 if you have questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance